FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NatWest Group plc - Result of Annual General Meeting
28 April 2021

Following the Annual General Meeting held today, NatWest Group plc announces the results of the poll vote for each resolution as follows. Resolutions 18, 19, 21, 22 and 24 to 27 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To receive the 2020 Report and Accounts	41,461,080,224	99.99	3,769,088	0.01	89.54%	18,782,700
Resolution 2 To approve the Annual Report on Remuneration in the Directors' Remuneration Report	40,070,096,464	99.89	42,368,132	0.11	86.62%	1,371,168,504
Resolution 3 To declare a final dividend of 3 pence per ordinary share	41,471,286,776	99.98	7,872,704	0.02	89.57%	4,473,776
Resolution 4 To re-elect Howard Davies as a Director	41,127,534,568	99.16	349,577,912	0.84	89.57%	6,525,268
Resolution 5 To re-elect Alison Rose-Slade as a Director	41,460,156,984	99.96	17,504,996	0.04	89.57%	5,778,384
Resolution 6 To re-elect Katie Murray as a Director	41,460,227,924	99.96	16,531,144	0.04	89.57%	7,044,368
Resolution 7 To re-elect Frank Dangeard as a Director	41,457,021,000	99.96	15,262,928	0.04	89.56%	11,157,668
Approval of Frank Dangeard'sre-election by independent shareholders only	13,782,008,224	99.89	15,262,928	0.11	74.05%	11,157,668
Resolution 8 To re-elect Patrick Flynn as a Director	41,457,695,928	99.97	14,344,816	0.03	89.56%	11,400,980
Approval of Patrick Flynn's re-election by independent shareholders only	13,782,683,152	99.90	14,344,816	0.10	74.05%	11,400,980
Resolution 9 To re-elect Morten Friis as a Director	41,461,536,516	99.98	10,188,156	0.02	89.56%	11,717,052
Approval of Morten Friis' re-election by independent shareholders only	13,786,523,740	99.93	10,188,156	0.07	74.05%	11,717,052
Resolution 10 To re-elect Robert Gillespie as a Director	41,284,345,920	99.97	10,795,472	0.03	89.18%	188,495,972
Approval of Robert Gillespie's re-election by independent shareholders only	13,609,333,144	99.92	10,795,472	0.08	73.10%	188,495,972
Resolution 11 To re-elect Yasmin Jetha as a Director	41,466,248,832	99.99	5,821,248	0.01	89.56%	11,368,688
Approval of Yasmin Jetha's re-election by independent shareholders	13,791,236,056	99.96	5,821,248	0.04	74.05%	11,368,688
Resolution 12 To re-elect Mike Rogers as a Director	41,461,353,340	99.97	10,529,868	0.03	89.56%	11,558,516
Approval of Mike Rogers' re-election by independent shareholders only	13,786,340,564	99.92	10,529,868	0.08	74.05%	11,558,516
Resolution 13 To re-elect Mark Seligman as a Director	41,461,583,672	99.98	10,217,444	0.02	89.56%	11,640,608
Approval of Mark Seligman'sre-election by independent shareholders only	13,786,570,896	99.93	10,217,444	0.07	74.05%	11,640,608
Resolution 14 To re-elect Lena Wilson as a Director	41,462,717,264	99.98	9,356,988	0.02	89.56%	11,364,508
Approval of Lena Wilson's re-election by independent shareholders only	13,787,704,488	99.93	9,356,988	0.07	74.05%	11,364,508
Resolution 15 To re-appoint Ernst & Young LLP as auditors	41,120,277,316	99.15	352,579,716	0.85	89.56%	10,561,360
Resolution 16 To authorise the Group Audit Committee to fix the remuneration of the auditors	41,471,420,908	99.99	3,716,340	0.01	89.56%	8,301,536
Resolution 17 To renew the directors' authority to allot shares in the Company	40,824,572,560	98.43	653,034,116	1.57	89.57%	6,035,044
Resolution 18 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with an offer or issue of equity securities	41,450,362,716	99.94	26,343,032	0.06	89.57%	6,937,100
Resolution 19 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with the purposes of financing a transaction	40,740,621,796	98.22	736,346,340	1.78	89.57%	6,671,960
Resolution 20 To renew the directors' authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in relation to Equity Convertible Notes	41,120,925,552	99.14	355,669,972	0.86	89.57%	7,033,072
Resolution 21 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with Equity Convertible Notes	41,080,958,768	99.05	395,583,768	0.95	89.57%	7,089,700
Resolution 22 To renew the authority to permit the holding of General Meetings at 14 clear days' notice	40,933,771,756	98.69	544,187,480	1.31	89.57%	5,608,624
Resolution 23 To renew the authority in respect of political donations and expenditure by the Company in terms of Section 366 of the Companies Act 2006	40,997,976,072	98.85	475,665,396	1.15	89.56%	9,925,500
Resolution 24 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	40,626,070,928	98.00	829,465,328	2.00	89.52%	28,105,244
Resolution 25 To renew the authority to make off-market purchases of ordinary shares from HM Treasury	13,765,108,452	99.89	15,104,492	0.11	29.76%	28,340,604
Resolution 26 To authorise the Company to make off-market purchases of preference securities	41,442,314,980	99.97	11,389,488	0.03	89.52%	29,836,156
Resolution 27 To amend the Company's Articles of Association	41,469,669,564	99.99	4,542,360	0.01	89.56%	9,325,472
Resolution 28 To renew the authority to offer shares in lieu of a cash dividend on ordinary shares	41,466,150,684	99.97	11,031,104	0.03	89.57%	6,367,076
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes
"For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of the amended Articles of Association and the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

As at 26 April 2021 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 46,307,677,708.

Contact

RBS Media Centre
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 April 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary